October 18, 2019

VIA EDGAR

Mr. Jeff Long
Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:
City National Rochdale Structured Claims Fixed Income Fund LLC (File No. 811‑22358) (the “Structured Claims Fund”); City National Rochdale High Yield Alternative Strategies Master Fund LLC (File No. 811‑21963) (the “Master Fund”); City National Rochdale High Yield Alternative Strategies Fund TEI LLC (File No. 811‑21964) (the “TEI Fund”); City National Rochdale High Yield Alternative Strategies Fund LLC (File No. 811‑21965) (the “HYAS Fund,” and together with the Structured Claims Fund, the Master Fund and the TEI Fund, the “Registrants”)

Dear Mr. Long:

On behalf the Registrants, we are filing this letter to respond in writing to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) to us as representatives of the Registrants by telephone on September 19, 2019 in connection with the Staff’s review under the Sarbanes‑Oxley Act of 2002 of (i) the September 30, 2018 annual report filed with the Commission on December 10, 2018 on Form N-CSR for the Structured Claims Fund, and (ii) the March 31, 2019 annual reports filed with the Commission on June 10, 2019 on Form N-CSR for the Master Fund, the TEI Fund and the HYAS Fund.  Below are the Staff’s comments and the Registrants’ responses thereto.  Capitalized terms used herein but not defined shall have the same meaning assigned to them in the relevant annual report(s).

1.	Comment:	The Staff notes that in response to Item C.4. of the most recent Form N‑CEN filings, each Registrant checked “No” indicating that the Registrant did not seek “ … to operate as a ‘non-diversified company’ as such term is defined in section 5(b)(2) of the [1940] Act ….” The Staff further notes that disclosure included in each Registrant’s Offering Memorandum states that the Registrant is a non-diversified company and, therefore, the Staff believes the each Registrant should have checked “Yes” in response to Item C.4. of their most recent Form N‑CEN filings.

Response:
The Registrants agree that “Yes” should have been checked in response to Item C.4. of their most recent Form N-CEN filings.  The Registrants will respond “Yes” to this Item in connection with future Form N-CEN filings.

Jeff Long, Staff Accountant
U.S. Securities and Exchange Commission
October 18, 2019

2.	Comment:	With respect to the Structured Claims Fund, the Staff notes that the information in the Statement of Net Assets regarding the Promissory Note held by the Fund should be updated to include principal and par value information with regard to the Promissory Note as required by Article 12‑12 of Regulation S-X. The Staff requests that such information be added to the Statement of Net Assets in future filings.

Response:	The Staff’s comment has been noted and the Structured Claims Fund will add such information regarding the Promissory Note to the Statement of Net Assets in future filings.

3.	Comment:	With respect to the Structured Claims Fund, the Staff questions whether the Fund has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S‑X should be applied to the Fund’s investments.

Response:
The Structured Claims Fund has performed such an analysis and determined that the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S‑X do not apply with respect to any investment made by the Fund.

4.	Comment:	With respect to the Structured Claims Fund, the Staff notes that in the Statement of Net Assets under the “Liabilities” heading there is a line item that reads: “Accrued expenses and other liabilities;” and the line item reflects a dollar amount of $67,953. The Staff notes that because the dollar amount of this particular line item represents a “material” account payable and/or accrued liability (i.e., an account payable and/or accrued liability representing more than 5% of the Fund’s total liabilities), the line item should be broken out and separated into more specific line items detailing the accrued payables and/or other accrued liabilities. The Staff requests that this line item be broken out and separated into more detail in future filings.

Response:
The Staff’s comment has been noted and the Structured Claims Fund will break out and separate this line item into more detailed and specific line items in future filings should these amounts be material.

5.	Comment:	With respect to the Master Fund, the TEI Fund and the HYAS Fund, the Staff notes that in the Statement of Assets, Liabilities and Members’ Capital under the “Liabilities and Members’ Capital” heading there is a line item titled “Professional fees payable” which reflects dollar amounts of $68,852, $37,799 and $37,802 for the Master Fund, the TEI Fund and the HYAS Fund, respectively. The Staff further notes that in the Statement of Operations under the heading “Fund Expenses,” there is a line item titled “Professional fees” which reflects $125,292, $35,505 and $31,700 for the Master Fund, the TEI Fund and the HYAS Fund, respectively. The Staff requests that the Funds explain supplementally why the dollar amounts disclosed for these two line items differ for each Fund.

Jeff Long, Staff Accountant
U.S. Securities and Exchange Commission
October 18, 2019

Response:
The Registrants note that “Professional fees” for the Master Fund, the TEI Fund and the HYAS Fund include independent accountant and legal fees for each of the Funds.  The Funds each have separate engagements for the annual audit and tax services.  Legal fees are primarily charged to the Master Fund unless specifically related to the TEI Fund and/or the HYAS Fund.  The “Professional fees payable” amounts for the TEI Fund and the HYAS Fund are greater than their respective “Fund Expenses” amounts because the prior year tax fees from the independent accountant were still payable as of the fiscal year end.  The “Professional fees payable” amount for the Master Fund is less than the “Fund Expenses” amount because most of the legal expenses for the year had been paid by the fiscal year end.

6.	Comment:	With respect to the TEI Fund and the HYAS Fund, the Staff notes that part of each Fund’s distribution to shareholders was a return of capital. Please confirm that the TEI Fund and the HYAS Fund each complied with the shareholder notice requirements of Rule 19a-1 under the 1940 Act.

Response:	The TEI Fund and the HYAS Fund each confirm that they complied with the Rule 19a-1 shareholder notice requirements.

7.	Comment:	With respect to the TEI Fund and the HYAS Fund, please explain supplementally why Note 7 titled “Tender Offer” (concerning the 2017 tender offers offered by each Fund) continues to be included in the Notes to the March 31, 2019 Financial Statements for each Fund.

Response:
For both the TEI Fund and the HYAS Fund, each Fund’s Financial Statements include the Statements of Changes in Members’ Capital for the fiscal years ended March 31, 2019 and March 31, 2018.  These Statements reflect “Redemptions as a result of tender offer” in the amounts of $4,644,474 (in the case of the TEI Fund) and $2,493,343 (in the case of the HYAS Fund) for the fiscal year ended March 31, 2018.  Note 7 continues to be included in the Notes to the March 31, 2019 Financial Statements for each Fund because the tender offer redemptions for both Funds occurred during the fiscal year ended March 31, 2018.

Jeff Long, Staff Accountant
U.S. Securities and Exchange Commission
October 18, 2019

The Registrants acknowledge that the adequacy and accuracy of the disclosure in their shareholder report filings is the responsibility of the Registrants.  In addition, the Registrants acknowledge that any comments or changes to disclosure in their shareholder report filings provided by the Commission Staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the shareholder report filings.  The Registrants also represent that they will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (617) 341-7787 should you have any additional questions or comments.

Sincerely,

/s/ Kenneth R. Earley

Kenneth R. Earley

cc:	Anthony Sozio, City National Rochdale, LLC
Mitchell Cepler, CPA, City National Rochdale, LLC